EXHIBIT 1
                                  Press release

29.05.05
       THE INDUSTRIAL DEVELOPMENT BANK FINISHED THE FIRST QUARTER OF 2005
                        WITH A PROFIT OF NIS 0.3 MILLION

The board of directors of the Industrial Development Bank of Israel Ltd., this morning approved the Bank's reviewed financial statements for March 31, 2005 which showed that the Bank finished the first quarter of 2005 with a NIS. 0.3 million profit, compared with a NIS. 1.8 million loss in first quarter of the year.

PROFIT FROM FINANCING OPERATIONS before provision for doubtful debts amounted in the first quarter of 2005 to NIS. 16.5 million compared with NIS. 17.6 million in the comparable period last year, a decrease of 6%, which is relatively less than the reduction in the Bank's financing operations.

The moderate decrease was affected, among other things, in that the profit from financing operations includes income from interest for debts that in the past were defined as non- performing debts, in a total amount of some NIS 6.8 million, as compared with some NIS 0.2 million in the first quarter of 2004.

THE PROVISION FOR DOUBTFUL DEBTS amounted in the first quarter of 2005 to NIS.5.1 million, compared with NIS. 18.1 million in the first quarter of 2004, a reduction of some 72%.

OPERATING INCOME in the first quarter of the year amounted to approximately NIS.
3.7 million, compared with some NIS. 11.5 million in the comparable period last year. The primary source of the decrease in income is due to the decrease in profits from equity investments, which amounted to some NIS. 2.3 million compared with some NIS. 9 million in the first quarter of 2004.

OPERATING EXPENSES were influenced by the broadening of the definition of wages, for the purpose of payment of wage tax, which was included in the changes of the law that were approved as part of the economic policy for 2005. The total impact of this change amounted to an increase in the operating expenses by some NIS 4.0 million. As a result, the operating expenses in the first three months of the year amounted to some NIS. 14.8 million compared with approximately NIS. 12.8 million in the comparable quarter in 2004.

Net of the change in wage tax, the operating expenses amounted to about NIS 10.8 million, compared with NIS 12.8 million in the first quarter of 2004, a decrease of some 15.6%, with a decrease in all the components of the operating expenses.

Wage costs amounted to some NIS. 6.1 million compared with NIS. 6.4 million in the comparable quarter of 2004. Maintenance and depreciation amounted to NIS 1.1 million, compared with NIS 1.6 million and other expenses amounted to NIS 3.9 million, compared with NIS 4.8 million in the comparable quarter last year.

THE BALANCE OF CREDIT TO THE PUBLIC continued in its declining trend of the years 2003 and 2004, thanks to the intensive collection efforts invested by the Bank and amounted on March 31, 2005 to approximately NIS. 1,625 million compared with some NIS. 1,826 million on December 31, 2004, a drop of NIS. 201 million, constituting approximately 11% of the credit portfolio (the data do not include a credit guaranteed by the State which was granted to a government corporation).

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DEPOSITS FROM THE PUBLIC amounted, in the first quarter of the year, to some
NIS. 345 million compared with some NIS. 405 million at the end of 2004.

EQUITY CAPITAL INCLUDING NON-PARTICIPATING SHARES amounted to NIS. 510 million on March 31, 2005 compared with some NIS. 508 million on December 31, 2004.

DR. RAANAN COHEN, CHAIRMAN OF THE BOARD OF THE BANK: "The Bank is successfully implementing the run-off plan that was formulated in the beginning of 2003 and approved by the government of Israel. It should be noted that the Bank does not fully utilize the credit line approved by the Bank of Israel and the outstanding balance as of March 31, 2005 stood at NIS 1,275 million, some NIS 275 million less than the limit approved for the Bank for that date.

URI GALILI, GENERAL MANAGER OF THE BANK, emphasized the success in the handling of the Bank's credit portfolio, which is reflected, among other things, in the collection of debts and in particular in the reduction in non-performing debts and the decrease in the total credit risk for problematic loans in the amount of some NIS 90 million during the first three months of the year 2005.


FOR FURTHER DETAILS CONTACT,
MEITAL RAVEH
050-7949494

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